

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2012

Via E-mail
Robert E. Balletto
President and Chief Executive Officer
Georgetown Bancorp, Inc.
2 East Main Street
Georgetown, Massachusetts 01833

> **Re: Georgetown Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 27, 2012**
> **File No. 333-180018**

Dear Mr. Balletto:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

   • Describe how and when a company may lose emerging growth company status;

   • A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>The Division of Trading and Markets Has Asked Us to Convey the Following Comments:</u>

2.   You indicated that the conversion mechanics of Georgetown Bancorp, Inc. are "substantially similar" to the conversion mechanics in the Trident Letters. Please explain how they differ?

3.   Please provide additional information regarding the manner in which the DVP portion of the syndicated community offering in the conversion offering will be conducted in compliance with provisions of Rule 10b-9. More specifically, please provide a more detailed, chronological timeline of the DVP portion of the syndicated community offering from receipt of indication of interest through the closing of the offering, showing details such as when funds are placed in a segregated account, when sale of the minimum number of shares is calculated and when closing occurs. Please also discuss the operation of the deposit account which will hold funds submitted in payment for shares subscribed or ordered in this aspect of the conversion offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Joseph W. Kennedy
        Edward A. Quint, Esq.